UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                F.N.B. Corporation Progress Savings 401 (k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               F.N.B. Corporation
                           2150 Goodlette Road North
                             Naples, Florida 34102

F.N.B. Corporation Progress Savings 401(k) Plan
Audited Financial Statements and Supplemental Schedules
As of December 31, 2002 and 2001 and for the year ended December 31, 2002 with Report of Independent Auditors

                       F.N.B. Corporation Progress Savings
                                   401(k) Plan

             Audited Financial Statements and Supplemental Schedules


    As of December 31, 2002 and 2001 and for the year ended December 31, 2002





                                    Contents

Report of Independent Auditors ..............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statement of Changes in Net Assets Available for Benefits ...................3
Notes to Financial Statements ...............................................4


Supplemental Schedules

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)................11
Schedule H, Line 4j-Schedule of Reportable Transactions ....................13

                         Report of Independent Auditors

F.N.B. Corporation Progress Savings
   401(k) Plan
Hermitage, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of F.N.B. Corporation Progress Savings 401(k) Plan as of
December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                 /s/Ernst & Young LLP

Birmingham, Alabama
June 18, 2003

                       F.N.B. Corporation Progress Savings
                                   401(k) Plan

                 Statements of Net Assets Available for Benefits


                                                     December 31,
                                              2002                2001
                                          --------------------------------

Assets
 Investments at fair value:
   Guaranteed Interest Accounts             5,521,034            1,078,914
   Interest in pooled separate accounts   $ 9,020,625          $ 8,169,023
   F.N.B. Corporation common stock         12,338,958            7,539,949
 Participant loans                            239,146              148,955
                                          --------------------------------
Net assets available for benefits         $27,119,763          $16,936,841
                                          ================================


See accompanying notes.

                       F.N.B. Corporation Progress Savings
                                   401(k) Plan

            Statement of Changes in Net Assets Available for Benefits


                                                           Year ended
                                                        December 31, 2002
                                                       --------------------

Additions:
   Dividend and interest income                           $    1,001,482
   Contributions:
     Participant                                               3,623,439
      Employer                                                 1,242,896

   Transfer from merged plan                                   9,012,206
                                                       --------------------
Total additions                                               14,880,023

Deductions:
   Distributions to participants or beneficiaries              2,924,204
   Administrative expenses                                        46,321
                                                       --------------------
Total deductions                                               2,970,525

 Net depreciation in fair value of investments                (1,726,576)
                                                       --------------------

 Net increase                                                 10,182,922

Net assets available for benefits:
   Beginning of year                                          16,936,841
                                                       --------------------
   End of year                                             $  27,119,763
                                                       ====================



See accompanying notes.

                       F.N.B. Corporation Progress Savings
                                   401(k) Plan

                          Notes to Financial Statements

                                December 31, 2002


1. Description of the Plan

The following description of the F.N.B. Corporation Progress Savings 401(k) Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution 401(k) plan, covering all employees of F.N.B. Corporation (the "Corporation"), including the following subsidiaries: First National Bank of Pennsylvania; Regency Finance Company; First National Trust Company, PA Division; First National Investment Services Company, PA Division; F.N.B. Investment Advisors, Inc.; and The Customer Service Center of F.N.B., LLC PA Division. Employees who have completed 90 days of service and are age twenty-one or older are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On January 18, 2002, the Company completed its affiliation with Promistar Financial Corporation ("Promistar"). Promistar's banking affiliate, Promistar Bank, was merged into First National Bank of Pennsylvania. On January 21, 2002, the Promistar Financial Corporation 401(k) Plan was merged into the Plan. The assets of the Promistar Financial Corporation 401(k) Plan were merged into the Plan on March 31, 2002.

Contributions

Under the Plan, participating employees may make voluntary pretax contributions to their accounts of up to 15% of their compensation. The Corporation, at its discretion, may make a matching contribution equal to a percentage of participants' pretax contributions.

                       F.N.B. Corporation Progress Savings
                                   401(k) Plan

                    Notes to Financial Statements (continued)



1. Description of the Plan (continued)

Contributions (continued)

Participants' savings contributions and employer matching contributions are designated under a qualified deferral arrangement as allowed by Sections 401(k) and 401(m) of the Internal Revenue Code.

Participants may direct employee contributions in the following 21 investment options: Principal Stable Value Fund, Principal Government Securities Separate Account, Principal High Quality Interim-Term Bond Separate Account, Principal Large Capital Stock Index Separate Account, Principal Medium Company Value Account, Principal High Quality Long-Term Bond Separate Account, Principal American Century Income Growth Separate Account, Principal Total Market Stock Index Separate Account, Principal Conservative Strategy Separate Account, Principal Moderate Strategy Separate Account, Principal Balance Strategy Separate Account, Principal Small Company Value Separate Account, Principal Aggressive Strategy Separate Account, Principal Mid Cap Stock Index Separate Account, Principal Medium Company Growth Separate Account, Principal INVESCO Small Company Growth Separate Account, Principal Small Capital Index Separate Account, Principal Putnam Voyager Separate Account, Principal Equity Aggregate Strategy Separate Account, Principal International Stock Separate Account, and F.N.B. Corporation common stock.

Principal Financial Group ("Principal") is the custodian of all of the Plan's assets, with the exception of the F.N.B. Corporation common stock.

The employer's discretionary contributions are used to purchase the Corporation's common stock. Participants who have attained age 59 1/2 are permitted to direct the trustee to invest the Corporation's discretionary portion of their account into any other investment that may be permitted under the Plan.

Participant Accounts

Each participant's account is credited with their voluntary contribution and the employer's matching contribution and an allocation of the Plan's net earnings as defined by the Plan.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are 100% vested in the employer's matching contributions and actual earnings thereon after five years of service (see vesting schedule below):

                      Vesting Schedule

       Years of Service                 Percentage

               1                           20%
               2                           40%
               3                           60%
               4                           80%
               5                          100%

Forfeitures

Upon termination of a participant, the employer's matching contribution to which the participant is not vested is segregated into a separate account until the participant incurs a five-year break in service upon which time such nonvested amount will be forfeited. Forfeited amounts are used to reduce the Plan's administrative expenses. Any remaining balance is used by the employer to reduce future matching contributions. For the year ended December 31, 2002, forfeitures totaled $18,780 and were used to reduce plan expenses.

Payment of Benefits

Upon termination of service, a participant with a vested account balance of less than $5,000 will receive a lump-sum amount equal to the vested value of his or her accounts. A participant who terminates service with a vested account balance of greater than $5,000 has two options: he or she may leave his or her account under the Plan or he or she may request a lump-sum distribution of the vested account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. The Plan also permits distributions in the event of the participant's permanent disability, death, early retirement (age 55), or attainment of normal retirement age as defined in the Plan.

Participant Loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses

All administrative expenses of the Plan, except for investment fees, are paid by the Corporation. Such expenses have historically been comprised of fees of audit, custody and recordkeeping services and have been immaterial in relation to the Corporation and the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Certain reclassifications have been made to the prior year's financial statements to conform to the current year's presentation.

Valuation of Investments

The pooled separate accounts investments are valued at fair value. The dividends, interest, and realized and unrealized gains for the underlying funds are factored into the value of the separate account funds. The dollar value per unit of participation is determined by dividing the total value of the separate account by the total number of units of participation held in the separate account. Investments in shares of registered investment companies and guaranteed interest accounts are stated at their net asset value, based on the quoted market prices of the securities held in such funds. The Corporation's common stock is traded on the Nasdaq Stock Market under the trading symbol "FBAN" and is valued using the average of the bid and ask prices on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.Actual results could differ from those estimates.

3. Investments

The following presents investments that represent 5% or more of the Plan's net assets.

                                                         December 31
                                                     2002            2001
                                               --------------- ----------------

Guaranteed Interest Accounts                   $  5,521,034      $  1,078,914
Principal Large Capital Stock Index Account       2,492,273         2,639,819
Principal Government Security Account             1,418,472           782,075
F.N.B. Corporation common stock *                12,338,958         7,539,949

* Includes nonparticipant-directed investments of $6,760,642 and $4,871,693 at December 31, 2002 and 2001, respectively.

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                 2002              2001
                                           ----------------- ------------------

Guaranteed interest accounts                $       104,170     $      54,925
Pooled separate accounts                         (1,819,941)         (676,257)
Common stock                                        (10,805)        1,456,312
                                           ----------------- ------------------
                                            $    (1,726,576)    $     834,980
                                           ================= ==================

4. Nonparticipant-Directed Investment

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed F.N.B. Corporation common stock is as follows:

                                                        December 31
                                                   2002               2001
                                              -------------- -----------------
Investments at fair value:
   F.N.B. Corporation common stock            $  6,760,642    $      4,871,693



                                                             Year ended
                                                            December 31,
                                                                2002
                                                         -------------------
Changes in net assets:
   Employer contributions                                    $  1,243,010
   Net appreciation in fair value of investments                   81,817
   Dividends                                                      527,896
   Distributions to participants or beneficiaries                (400,004)
   Transfers to participant-directed investments                  448,096
   Administration expenses                                        (11,866)
                                                         -------------------
                                                             $  1,888,949
                                                         ===================

5. Income Tax Status

The Plan received determination letters from the Internal Revenue Service dated September 12, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Parties-in-Interest Transactions

The First National Trust Company is the custodian for the F.N.B. Corporation Common Stock only. Certain plan investments are units of pooled separate accounts managed by Principal Life Insurance Company. The majority of administrative expenses of the Plan are paid by the Corporation. Such expenses have historically been comprised of fees for audit, custody and recordkeeping services and have been immaterial in relation to the Corporation and the Plan.

One of the investment options in the Plan is F.N.B. Corporation common stock.

                             SUPPLEMENTAL SCHEDULE

                       F.N.B. Corporation Progress Savings
                                   401(k) Plan

                                 EIN: 25-1255406
                                Plan Number: 002

    Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

                                December 31, 2002

             (b) Identity of Issue,         (c) Description of Investment Including Maturity
          Borrower, Lessor, or Similar     Date, Rate of Interest, Collateral, Par or Maturity                (e)Current
 (a)                 Party                                        Value                           (d) Cost        Value
------- --------------------------------- ------------------------------------------------------ ------------ ---------------

*         Principal Financial Group,
            Inc.                          Stable Value Fund                                          **              5,521,034



*         Principal Financial Group,      Government Securities Separate Account                     **          $   1,418,472
          Inc.                            High Quality Interim-Term Bond  Separate Account           **                765,553
                                          Large Capital Stock Index Separate Account                 **              2,492,273
                                          Medium Company Value Separate Account                      **                923,242
                                          High Quality Long-Term Bond Separate Account               **                416,793
                                          American Century Income Growth Separate Account            **                282,147
                                          Total Market Stock Index Separate Account                  **                223,915
                                          Conservative Strategy Separate Account                     **                 35,006
                                          Moderate Strategy Separate Account                         **                 62,581
                                          Balance Strategy Separate Account                          **                165,109
                                          Small Company Value Separate Account                       **                 64,359
                                          Aggressive Strategy Separate Account                       **                110,932
                                          Mid Cap Stock Index Separate Account                       **                339,158
                                          Medium Company Growth Separate Account                     **                 43,264
                                          INVESCO Small Company Growth Separate Account              **                355,326
                                          Small Capital Stock Index Separate Account                 **                245,672
                                          Putnam Voyager Separate Account                            **                482,182
                                          Equity Aggregate Strategy Separate Account                 **                 15,019
                                          International Stock Separate Account                       **                579,622
                                                                                                               ---------------
                                                                                                                     9,020,625

                                      -11-

                     F.N.B. Corporation Progress Savings
                                   401(k) Plan

                                 EIN: 25-1255406
                                Plan Number: 002

    Schedule H, Line 4i-Schedule of Assets (Held at End of Year)(continued)

                                December 31, 2002




             (b) Identity of Issue,         (c) Description of Investment Including Maturity
          Borrower, Lessor, or Similar     Date, Rate of Interest, Collateral, Par or Maturity                  (e) Current
 (a)                 Party                                        Value                           (d) Cost          Value
------- --------------------------------- ------------------------------------------------------ ------------ ---------------

*         F.N.B. Corporation             Common Stock-
                                            nonparticipant directed                             $ 6,766,571      $ 6,760,642
                                         Common Stock-
                                            participant directed                                                   5,578,316
                                                                                                              ---------------

                                                                                                                  12,338,958
*        Participant Loans                  Interest Rates ranging from 4.75% to 6.75% maturing
                                            through 2006                                             **              239,146
                                                                                                              ---------------


       Total Investments                                                                                        $ 27,119,763
                                                                                                              ===============


*    Indicates party-in-interest to the Plan
** Column (d) has not been presented as this information is not applicable for participant directed investments.

                       F.N.B. Corporation Progress Savings
                                   401(k) Plan

                                 EIN: 25-1255406
                                Plan Number: 002

             Schedule H, Line 4j-Schedule of Reportable Transactions

                          Year ended December 31, 2002




                b) Description of Asset                                                                (h)Current          (i)Net
(a)Identity of     Including interest rate and maturity in  (c) Purchase   (d) Selling   (g) Cost of      Value of Asset on   Gain
   Party Involved  case of a loan                               Price          Price         Asset        Transaction Date   (Loss)
-----------------------------------------------------------------------------------------------------------------------------------

Category (iii) - series of transactions in excess of 5% of plan assets


F.N.B.
Corporation       Common Stock                               1,778,930                       1,778,930     1,778,930


There were no category (i), (ii) or (iv) reportable transactions during 2002.

Columns (e) and (f) are not presented as this information is not applicable.


                                      -13-

                                   SIGNATURES


   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   F.N.B. Corporation Progress Savings Plan



Date:  June 30, 2003               /s/Thomas E. Fahey
     ----------------              -----------------------------------------
                                   Thomas E. Fahey
                                   Executive Vice President and
                                    Chief Financial Officer